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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             SERENGETI EYEWEAR, INC.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                   817498 10 8
                     -------------------------------------
                                 (CUSIP Number)


                                Richard R. Kracum
                                    Chairman
                      Worldwide Sports and Recreation, Inc.
                             c/o Wind Point Partners
                            676 North Michigan Avenue
                                   Suite 3300
                                Chicago, IL 60611
                               Tel: (312) 255-4800
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)


                                  July 14, 2000
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP NO. 817498 10 8                                 PAGE    2    OF  5  PAGES

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 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Sunshine Acquisition, Inc.
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) / /
                                                                     (B) / /


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 3  SEC USE ONLY


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 4  SOURCE OF FUNDS*

             BK, AF
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(E) / /


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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
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                           7     SOLE VOTING POWER

                                        1,210,000
                          -----------------------------------------------------
   NUMBER OF               8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                           1,210,000
   OWNED BY               -----------------------------------------------------
     EACH                  9  SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                            1,210,000
                          -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                                         1,210,000
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,210,000
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             50.8%
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14  TYPE OF REPORTING PERSON*

             CO
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ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Schedule 13D") relates to shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Serengeti Eyewear, Inc., which has its principal executive office at 8125 25th Court East, Sarasota, Florida 34243.

ITEM 2.  IDENTITY AND BACKGROUND

         The information required by this Item is included in Section 8 ("Certain Information Concerning Parent and Purchaser") and in Schedule I to Sunshine Acquisition, Inc.'s Offer to Purchase dated July 20, 2000 (the "Offer to Purchase") which is attached as Exhibit 1 hereto and is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information required by this Item is included in Section 9 ("Source and Amount of Funds") to the Offer to Purchase which is attached as Exhibit 1 hereto and is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

         The information required by this Item is included in Section 12, ("Purpose of the Offer and the Merger; Plans for the Company") to the Offer to Purchase which is attached as Exhibit 1 hereto and is incorporated herein by reference.

ITEM 5.  INTERESTS IN SECURITIES OF ISSUER

         The information required by this Item is included in Section 8 ("Certain Information Concerning Parent and Purchaser") to the Offer to Purchase which is attached as Exhibit 1 hereto and is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information required by this Item is included in Section 10 ("Background of the Offer and the Merger; Past Contacts or Negotiations with the Company") to the Offer to Purchase which is attached as Exhibit 1 hereto and is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1 Offer to Purchase, dated July 20, 2000 incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Sunshine Acquisition, Inc. ("Purchaser") on July 20, 2000 (the "Schedule TO").

                                                                 Page 3 of 5

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Exhibit 2         Agreement and Plan of Merger, dated July 14, 2000, by and
                  among Serengeti Eyewear, Inc. (the "Company"), Worldwide Sports and Recreation, Inc. ("Parent") and Purchaser incorporated by reference to Exhibit (d)(1) to the Schedule TO.

Exhibit 3 Letter of Commitment dated as of July 13, 2000 between Wind Point Partners IV, L.P. and Parent incorporated by reference to Exhibit (b)(3) to the Schedule TO.

Exhibit 4 Letter of Commitment dated as of July 12, 2000 between Antares Capital Corporation and Parent incorporated by reference to Exhibit (b)(4) to the Schedule TO.

Exhibit 5 Form of Tender and Voting Agreement, dated as of July 14, 2000, by and between Parent, Purchaser, the Company and each of Stephen Nevitt, Michael Guccione, Milton Nevitt, Joseph Feldman and the Nevitt Family Trust incorporated by reference to Exhibit (d)(3) to the Schedule TO.

                                                                 Page 4 of 5

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Signature

         After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 24, 2000


SUNSHINE ACQUISITION, INC.

         /s/ Richard Kracum
         ------------------------
         Name: Richard Kracum
         Title:   Chairman